1900 Seaport Boulevard Redwood City, CA 94063 650 595 1300 Phone

June 10, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
ATTN:    Mitchell Austin
Matthew Crispino

RE:    Rocket Fuel Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Response dated May 16, 2014
File No. 001-36071

Gentlemen:

We submit this letter in response to follow-up comments from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) received by letter dated May 28, 2014 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 28, 2014 (the “Form 10-K”), and the Company's response to the Staff's first comment letter dated May 7, 2014.

For the Staff’s convenience, we are providing copies of this letter to the Staff by overnight delivery. In this letter, we have recited the comments in italicized, bold type and have followed each comment with the Company’s response. Page references correspond to the page number of the Form 10-K unless otherwise indicated.

General

1.
We note your response to prior comment 1 that you do not believe that doing business through advertising agencies presents a revenue risk for purposes of Item 101(c)(1)(vii) of Regulation S-K. In your response letter, please provide additional information on your relationship with advertising agencies. For example, in cases in which you contract with an advertising agency, clarify if the decision to utilize your services is made by the agency or by the advertiser. Also, tell us if failure to maintain a satisfactory relationship with an advertising agency could put you at risk of losing business from the brands represented by that agency. Lastly, please tell us whether you have master service agreements, or similar types of arrangements, with advertising agencies or their holding companies.

In response to the Staff’s comment, we note that when an agency procures our services for an advertiser, the agency typically makes the decision whether to utilize our services on behalf of that advertiser. In other instances, however, the advertiser makes that decision. Accordingly, failure to maintain a satisfactory relationship with an agency, or the bankruptcy of an agency, could result in loss of revenue from advertisers that use that agency, which we address in our risk factors on pages 22, 23, and 31. However, we respectfully advise the Staff that we do not believe the decision-making role played by agencies implies that agencies are customers for purposes of Item 101(c)(1)(vii) of Regulation S-K. Each

Securities and Exchange Commission
June 10, 2014

advertiser is a distinct source of revenue and is legally bound to pay for the advertising services we deliver on the advertiser’s behalf. Nevertheless, in response to the Staff’s comment, in future filings beginning with our Form 10-Q for the second quarter of 2014, we will disclose not only the name of any customer from which we derive 10% or more of our revenue pursuant to Item 101(c)(1)(vii) of Regulation S-K, but also supplementally disclose the name of any agency through which we derive 10% or more of our revenue. In doing so, we will treat agencies under common control or agencies that are affiliated with one another as a single agency.

In response to the Staff’s final question, we advise the Staff that we do not typically have “master service agreements” with agencies. The majority of the business we conduct is governed by insertion orders. An insertion order is a contract applicable to a specific advertising campaign for a particular advertiser for a specific period of time. In cases where we do have agreements directly with agencies or other third parties, such as rebate agreements for specified levels of spending (discussed on page 70 regarding accounting policies), these agreements are typically not revenue generating in and of themselves and, to the extent that they are, they do not represent a material portion of our revenue.

Please direct your questions or comments regarding the Company’s responses to me at 650-517-8884 or jcovington@rocketfuelinc.com.

Sincerely,

/s/ JOANN C. COVINGTON

JoAnn C. Covington
General Counsel
Rocket Fuel Inc.

cc:	George John, Rocket Fuel Inc.
Peter Bardwick, Rocket Fuel Inc.
Rachel B. Proffitt, Wilson Sonsini Goodrich & Rosati, P.C.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.